TIMOTHY M. DAVIS Senior Vice President General Counsel & Secretary One Canterbury Green Stamford, CT 06901
April 23, 2010

Mr. Tarik Gause
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Cenveo Corporation Registration Statement on Form S-4 File No. 333-165394 (“Form S-4”)

Dear Mr. Gause:

Reference is made to my opinion letter, dated April 16, 2010, filed as Exhibit 5.1 to the Form S-4.  This confirms that the laws covered by such opinion letter include the applicable provisions of (i) the constitutions of the jurisdictions of statutes identified in paragraph A of such opinion letter and (ii) the reported judicial decisions interpreting such constitutions and such statutes. This also confirms that such statutes govern the respective authority of each Guarantor (as defined in the opinion letter) to enter into its respective guarantees of the Exchange Notes (as defined in the opinion letter).

Very truly yours,

By:	/s/ Timothy M. Davis
Timothy M. Davis,
General Counsel